EXHIBIT 99.1

POET Technologies Receives $5 Million Production Order for 800G Optical Engines

Leading systems integrator to receive shipments of POET Infinity™ optical engines for AI data servers

SAN JOSE, Calif., Oct. 22, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or "the Company")(NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced it has received a production order valued at over US$5 million for a shipment of POET Infinity™ optical engines. The purchase order for optical engines was made by a leading systems integrator that will manufacture and sell optical transceiver modules.

The production order represents further proof of the commercial viability and scalability of its technology that is built to power AI connectivity and meet the demand of hyperscale datacenters. The optical engines are expected to ship to the customer in the second half of 2026.

“The sales order for our leading-edge 800G optical engines is another commercial achievement that validates POET’s technology and demonstrates one of the many ways in which we can address the needs of AI data communications,” says Raju Kankipati, POET’s Chief Revenue Officer. “This particular customer is integrating POET across its ecosystem, which is a testament to the strength of our platform technology and the confidence they have in the performance of our optical engines.”

POET Infinity is a line of 400G optical engines that can be configured in a daisy-chain architecture to provide customers with 800G, 1.6T and beyond designs. For this particular module maker, POET is scheduled to deliver 2xFR4 and 2xDR4 400G transmit engines and 800G 2xFR4 and DR8 receive engines.

Features of POET Infinity include integrated EML lasers, drivers and MUX for transmitters and high-speed photodiodes, transimpedance amplifier and DMUX for receivers, as well as the hallmarks of the POET Optical Interposer™ platform technology: extremely small form factor; elimination of wire bonds; passive assembly of components; monolithically integrated MUX/DMUX; and drastic reduction in the bill of materials over conventional processes.

The market forecast for sales of optical transceivers, LPO and CPO for scale-out and scale-up networks used in AI clusters is expected to double in size from US$5 billion in 2024 to US$10 billion in 2026, according to LightCounting.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Shenzhen, China, Penang, Malaysia and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Corporation Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Corporation’s expectations with respect to its sale of optical engines, success of the Corporation’s product development efforts, the performance of its products, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Corporation’s technology as well as the market acceptance, inclusion and timing of the Corporation’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, its expectations for the sale of its optical engines, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, reorganization efforts, plans for and completion of projects by the Corporation’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, failure of its optical engine products to perform to specifications, failure to deliver products on time and in the ordered quantities, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Corporation’s products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Corporation’s projects, risks affecting the Corporation’s ability to complete its products, the ability of the Corporation to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Corporation’s products, the ability to attract key personnel, the failure of its reorganization efforts and the ability to raise additional capital when needed. Although the Corporation believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Corporation’s securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by law.
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